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                                                                           EXHIBIT 12


                                             SCOR U.S. CORPORATION

                        COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES
                                         (in thousands, except ratios)

                                               1994      1993      1992      1991      1990

          Earnings:

          Income (loss) from continuing
           operations before taxes
           and cumulative effect of
           accounting changes              ($19,454)  $34,911      $630   $38,000   $31,306

          Adjustments:
          Equity (income) loss in
           unconsolidated subsidiaries         (743)     (678)      110       -0-      (468)
          Fixed charges                       9,716     8,810     5,268     4,459     4,139
                                              -----    ------     -----    ------    ------
          Adjusted earnings                 (10,481)   43,043     6,008    42,459    34,977
                                            -------    ------     -----    ------    ------

          Fixed charges:

          Interest expense                    8,920     8,005     4,579     3,833     3,500
          Appropriate portion
           (1/3) of rentals                     796       805       689       626       639
                                              -----     -----     -----     -----     -----
          Total fixed charges                 9,716     8,810     5,268     4,459     4,139

          Ratio of earnings to
           fixed charges                        --- (1)  4.89      1.14      9.52      8.45


          (1)  Earnings  were inadequate to  cover fixed charges  by $20,197,000 for  the year ended
               December 31, 1994.
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